February 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Josh Shainess

Re:Staffing 360 Solutions, Inc.

Registration Statement on Form S-1

Originally Filed November 16, 2018

File No. 333-228448

Dear Mr. Shainess:

Please accept this as a formal written request to accelerate the effectiveness of the above captioned Registration Statement on Form S-1 (the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, Staffing 360 Solutions, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective on or about 5:00 PM, New York City time, on February 7, 2019, or as soon as possible thereafter.

Should any member of the staff of the Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner and Matthew L. Fry at (212) 659-4974 and (214) 651-5443, respectively.

Very truly yours,

Staffing 360 Solutions, Inc.

By:      /s/ Brendan Flood

Name:Brendan Flood

Title:Chief Executive Officer

cc: David Faiman, Chief Financial Officer

Rick Werner, Haynes and Boone, LLP

Matthew L. Fry, Haynes and Boone, LLP